UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 14 )

                                 AMAX GOLD INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    02312010
                                 (CUSIP Number)

                                 Philip C. Wolf
                             Senior Vice President,
                          General Counsel and Secretary
                          Cyprus Amax Minerals Company
                            9100 East Mineral Circle
                            Englewood, Colorado 80112
                                 (303) 643-5000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  MAY 30, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [  ].



                               Page 1 of 12 pages

CUSIP No. 02312010               SCHEDULE 13D                 Page 2 of 12 Pages





   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cyprus Amax Minerals Company                               36-2684040
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [  ]
                                                                   (b) [  ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

           00; WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)      [  ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

       NUMBER OF           7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                 33,669,617  See Item 5.
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                           8    SHARED VOTING POWER

                                  43,103,183  See Item 5.

                           9    SOLE DISPOSITIVE POWER

                                  33,669,617  See Item 5.

                          10    SHARED DISPOSITIVE POWER

                                  43,103,183 See Item 5.

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           76,772,800  See Items 4 and 5.

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [  ]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 61.9%, based upon 111,159,586 shares of Common Stock outstanding at May 30, 1997 and giving effect to the issuance of 12,099,213 shares and 751,458 shares of Common Stock as described in
          Item 5.

  14   TYPE OF REPORTING PERSON*

          CO

CUSIP No. 02312010               SCHEDULE 13D                 Page 3 of 12 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Amax Energy Inc.                                          06-1324916

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [  ]
                                                                  (b) [  ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

            00

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                            [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

       NUMBER OF           7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                 -0-
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                           8    SHARED VOTING POWER

                                  31,313,709  See Item 5.

                           9    SOLE DISPOSITIVE POWER

                                  -0-

                          10    SHARED DISPOSITIVE POWER

                                  31,313,709  See Item 5.

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            31,313,709

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 28.2%, based upon 111,159,586 shares of Common Stock outstanding at May 30, 1997.

  14    TYPE OF REPORTING PERSON*

            CO

CUSIP No. 02312010               SCHEDULE 13D                 Page 4 of 12 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Cyprus Gold Company                                       84-1066296

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [  ]
                                                                 (b)  [  ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

            00

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                      [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

       NUMBER OF           7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                 -0-
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                           8    SHARED VOTING POWER

                                  11,789,474 See Item 5.

                           9    SOLE DISPOSITIVE POWER

                                   -0-

                          10    SHARED DISPOSITIVE POWER

                                  11,789,474 See Item 5.

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            11,789,474

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 10.6%, based upon 111,159,586 shares of Common Stock outstanding at May 30, 1997.

  14    TYPE OF REPORTING PERSON*

            CO

CUSIP No. 02312010               SCHEDULE 13D                 Page 5 of 12 Pages

     The undersigned hereby amends the following items, exhibits or other portions of its Schedule 13D as set forth below:

ITEM 4.  PURPOSE OF THE TRANSACTION.

     Item 4 is amended further by the addition of the following:

     On May 30, 1997, Cyprus Gold Company, an indirect wholly owned subsidiary of Cyprus Amax, acquired 11,879,474 shares of Common Stock of the Issuer in connection with the closing of the sale of Cyprus Magadan Gold Corporation to the Issuer and the payment of the first installment of the purchase price.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The first and second paragraphs added by Amendment No. 5 to Schedule 13D to
Item 5 are amended and restated in their entirety as follows:

     (a), (b), (d) Amax Energy Inc. holds 31,313,709 shares of Common Stock of the Issuer, representing approximately 28.2% of the outstanding shares of Common Stock of the Issuer (based on 111,159,586 shares of Common Stock outstanding as of May 30, 1997).

     (a) Cyprus Amax beneficially owns 76,772,800 shares of Common Stock of the Issuer (including the right to acquire 12,099,213 shares under the terms of the DOCLOC I Agreement and 751,458 shares under the Stock Issuance Agreement), representing approximately 61.9% of the outstanding shares of Common Stock of Issuer (after giving effect to the issuance of the aforementioned 12,099,213 shares and 751,458 shares to Cyprus Amax and based on the 111,159,586 shares of Common Stock outstanding as of May 30, 1997).

     The second paragraph of Item 5 of the original Schedule 13D is amended and restated in its entirety as follows:

     (a) Amax Energy Inc. is a wholly owned subsidiary of Cyprus Amax. As a result, each of them beneficially owns the 31,313,709 shares of Common Stock of the Issuer held of record by Amax Energy Inc., representing approximately 28.2% of the outstanding shares of Common Stock of the Issuer (based on 111,159,586 shares of Common Stock outstanding as of May 30, 1997).

     Item 5 is further amended by the addition of the following:

     (a) Cyprus Gold Company is an indirect wholly owned subsidiary of Cyprus Amax. As a result, each of them beneficially owns the 11,879,474 shares of Common Stock of the Issuer held of record by Cyprus Gold Company, representing approximately 10.8% of the outstanding shares of Common Stock of the Issuer (based on 111,159,586 shares of Common Stock outstanding as of May 30, 1997).

     (a)(c) To the best knowledge of the reporting persons, there have been no other transactions in the Cokmmon Stock during the past 60 days by Cyprus
Amax, Amax Energy Inc., Cyprus Gold Company or the persons listed on Schedule I hereto, except as set forth below:

NAME             DATE      SHARES ACQUIRED     PRICE PER SHARE     TRANSACTION


ALLEN BORN       1/15/97   163                 $6.125              Phantom Stock acquired through the
                                                                   Issuer's Non-Employee Director
                                                                   Deferred Compensation Plan

                 2/12/97   246                 $6.50               (same as above)

                 3/21/97   143                 $7.00               (same as above)

                 3/31/97   556                 $6.75               (same as above)

                 4/22/97   167                 $6.00               (same as above)

                 5/6/97    164                 $6.125              (same as above)

GERALD J. MALYS  1/15/97   163                 $6.125              Phantom Stock acquired through the
                                                                   Issuer's Non-Employee Director
                                                                   Deferred Compensation Plan

                 2/12/97   246                 $6.50               (same as above)

                 3/21/97   143                 $7.00               (same as above)

                 3/31/97   556                 $6.75               (same as above)

                 4/22/97   167                 $6.00               (same as above)

                 5/6/97    164                 $6.125              (same as above)




                               Page 6 of 12 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information as set forth in this Amendment is true, complete and correct.

                                          CYPRUS AMAX MINERALS COMPANY


                                          By:  /s/Dale E. Huffman
                                             ----------------------------------
                                              Name:   Dale E. Huffman
                                              Title:  Assistant Secretary


                                          AMAX ENERGY INC.


                                          By:  /s/Dale E. Huffman
                                             ----------------------------------
                                              Name:   Dale E. Huffman
                                              Title:  Assistant Secretary




Dated:  June 6, 1997                      CYPRUS GOLD COMPANY



                                          By:  /s/Dale E. Huffman
                                             ----------------------------------
                                              Name:   Dale E. Huffman
                                              Title:  Assistant Secretary






                               Page 7 of 12 pages

                                   SCHEDULE I

               NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF EACH
              DIRECTOR AND OFFICER OF CYPRUS AMAX MINERALS COMPANY


Name and
Business Address                     Principal Occupation         Citizenship/1/
----------------                     --------------------         --------------

Milton H. Ward                       Chairman of the Board,
9100 East Mineral Circle             Chief Executive Officer
Englewood, Colorado  80112           and President

Allen Born                           Chairman and Chief Executive Officer
Alumax Inc.
3424 Peachtree Road, NE, Suite 2100
Atlanta, Georgia  30326

Linda G. Alvarado                    President and Chief Executive Officer
Alvarado Construction Inc.
1266 Santa Fe Drive
P.O. Box 4366
Denver, Colorado  80204

George S. Ansell                     President
Colorado School of Mines
1500 Illinois Avenue
Golden, Colorado  80401

William C. Bousquette                Independent Businessman
3086 Purchase Street
Purchase, New York 10577

Thomas V. Falkie                     President and Chief Executive Officer
Berwind Natural Resources Corporation
1500 Market Street
3000 Centre Square West
Philadelphia, Pennsylvania  19102

Michael A. Morphy                    Independent Businessman
526 Las Fuentes Drive
Montecito, California  93108


---------------------
1/ Except as otherwise noted, each of the persons included in this Schedule is a U.S. citizen.


                               Page 8 of 12 pages

Name and
Business Address                     Principal Occupation         Citizenship/1/
----------------                     --------------------         --------------

Rockwell A. Schnabel                 Chairman
Trident Capital, L.P.
11100 Santa Monica Boulevard
Suite 2020
Los Angeles, California  90025

James A. Todd, Jr.                   Independent Businessman
2005 Garden Place
Birmingham, Alabama  35223

Billie B. Turner                     Retired Chairman, President and Chief
IMC Global                           Executive Officer
2100 Sanders Road
Northbrook, Illinois  60062

Ann Maynard Gray                     President
Diversified Publishing Group
ABC, Inc.
77 West 66th Street
16th Floor
New York, New York  10023

Theodore M. Solso                    President and Chief Operating Officer
Cummins Engine Company, Inc.
500 Jackson Street
Columbus, Indiana  47201

John Hoyt Stookey                    Chairman
Suburban Propane Partners
c/o Landmark Volunteers
749A Main Street
Box 455, Route 7
Sheffield, Massachusetts  01257

Gerald J. Malys                      Senior Vice President and Chief
9100 East Mineral Circle             Financial Officer
Englewood, Colorado  80112-3299

Garold R. Spindler                   Senior Vice President, Coal
9100 East Mineral Circle
Englewood, Colorado  80112-3299




                               Page 9 of 12 pages

Name and
Business Address                     Principal Occupation         Citizenship/1/
----------------                     --------------------         --------------

Jeffrey G. Clevenger                 Senior Vice President, Copper
1501 W. Fountainhead Pkwy., Suite 290
Tempe, Arizona  85282

David H. Watkins                     Senior Vice President, Exploration
9100 East Mineral Circle
Englewood, Colorado  80112-3299

Philip C. Wolf                       Senior Vice President, General
9100 East Mineral Circle             Counsel and Secretary
Englewood, Colorado  80112-3299

Francis J. Kane                      Vice President, Investor Relations and
9100 East Mineral Circle             Treasurer
Englewood, Colorado  80112-3299

John Taraba                          Vice President and Controller
9100 East Mineral Circle
Englewood, Colorado  80112-3299

Farokh S. Hakimi                     Director, Finance and Assistant
9100 East Mineral Circle             Treasurer
Englewood, Colorado  80112-3299

J. David Flemming                    Director of Tax
9100 East Mineral Circle
Englewood, Colorado  80112-3299

Robin J. Hickson                     Vice President, Engineering and
1501 W. Fountainhead Pkwy.,          Development
 Suite 290
Tempe, Arizona  85282

Dale E. Huffman                      Assistant Secretary
9100 East Mineral Circle
Englewood, Colorado  80112-3299



                               Page 10 of 12 pages

                  NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF
                  EACH DIRECTOR AND OFFICER OF AMAX ENERGY INC.



Name and
Business Address                     Principal Occupation         Citizenship/1/
----------------                     --------------------         --------------

Gerald J. Malys                      Senior Vice President and Chief
9100 East Mineral Circle             Financial Officer of
Englewood, Colorado  80112-3299      Cyprus Amax Minerals Company

Philip C. Wolf                       Senior Vice President, General
9100 East Mineral Circle             Counsel and Secretary of Cyprus
Englewood, Colorado  80112-3299      Amax Minerals Company

Francis J. Kane                      Vice President, Investor Relations and
9100 East Mineral Circle             Treasurer of Cyprus Amax Minerals
Englewood, Colorado  80112-3299      Company

John Taraba                          Vice President and Controller of
9100 East Mineral Circle             Cyprus Amax Minerals Company
Englewood, Colorado  80112-3299

J. David Flemming                    Director of Tax of Cyprus Amax
9100 East Mineral Circle             Minerals Company
Englewood, Colorado  80112-3299

Dale E. Huffman                      Attorney and Assistant Secretary,
9100 East Mineral Circle             Cyprus Amax Minerals Company
Englewood, Colorado  80112-3299

Sharon J. Fetherhuff                 Assistant Secretary
9100 East Mineral Circle
Englewood, Colorado  80112-3299


-------------------
1/ Except as otherwise noted, each of the persons included in this Schedule is a U.S. citizen.



                               Page 11 of 12 pages

                  NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF
                EACH DIRECTOR AND OFFICER OF CYPRUS GOLD COMPANY


Name and
Business Address                     Principal Occupation         Citizenship/1/
----------------                     --------------------         --------------

Milton H. Ward                       Chairman of the Board,
9100 East Mineral Circle             Chief Executive Officer and President
Englewood, Colorado  80112-3299      of Cyprus Amax Minerals Company

Gerald J. Malys                      Senior Vice President and Chief
9100 East Mineral Circle             Financial Officer of
Englewood, Colorado  80112-3299      Cyprus Amax Minerals Company

Philip C. Wolf                       Senior Vice President, General
9100 East Mineral Circle             Counsel and Secretary of Cyprus
Englewood, Colorado  80112-3299      Amax Minerals Company

Francis J. Kane                      Vice President, Investor Relations and
9100 East Mineral Circle             Treasurer of Cyprus Amax Minerals
Englewood, Colorado  80112-3299      Company

David L. Mueller                     Vice President and Controller of
9100 East Mineral Circle             Amax Gold, Inc.
Englewood, Colorado  80112-3299

Farokh S. Hakimi                     Director, Finance and Assistant
9100 East Mineral Circle             Treasurer of Cyprus Amax Minerals
Englewood, Colorado  80112-3299      Company

J. David Flemming                    Director of Tax of Cyprus Amax
9100 East Mineral Circle             Minerals Company
Englewood, Colorado  80112-3299

Dale E. Huffman                      Attorney and Assistant Secretary,
9100 East Mineral Circle             Cyprus Amax Minerals Company
Englewood, Colorado  80112-3299

Sharon J. Fetherhuff                 Assistant Secretary
9100 East Mineral Circle
Englewood, Colorado  80112-3299


---------------
1/ Except as otherwise noted, each of the persons included in this Schedule is a U.S. citizen.



                               Page 12 of 12 pages